

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Dean Huge
Chief Financial Officer
Canfield Medical Supply, Inc.
1314 E. Las Olas Boulevard, Suite 221
Fort Lauderdale, FL 33301

   Re: Canfield Medical Supply, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed May 28, 2020
     File No. 000-55114

Dear Mr. Huge:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing

cc: Darrin Ocasio